SEC File No. 82-34751

Elementis plc

Documents Furnished Under Cover of Letter Dated August 18, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice	6816H	August 15, 2006
2.	Regulatory News Service Notice	6126H	August 14, 2006




06016282

SUPPL

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"emailalert@hemscott.co.uk" <emailalert@hemscott.co.uk>

08/15/06 07:35 AM

To "eleanor.besserman@ele...
<eleanor.besserman@elementis.com>
cc
bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6816H
Elementis PLC
15 August 2006

Elementis PLC
15 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 15 August 2006 under Section 198 of the Companies Act 1985 that as at 10 August 2006 Aegon UK plc was interested
in 18,184,566 Ordinary Shares of 5p each in the Company. These holdings represent 4.13% of the issued Ordinary Share capital of the Company as at 10 August 2006.

Kathryn Silverwood
Assistant Company Secretary
15 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFLFTEIELIR



"emailalert@hemscott.co.uk"
<emailalert@hemscott.co.uk>

08/14/06 06:14 AM

To "eleanor.besserman@elementis.com
<eleanor.besserman@elementis.com>

cc

bcc

Subject News Alert: Elementis PLC - Holding(s) in Company

This Email Alert service is brought to you by Elementis

RNS Number:6126H
Elementis PLC
14 August 2006

Elementis PLC
14 August 2006

Elementis plc ("the Company")

The Company announces that it was notified on 11 August 2006 under Section 198 of the Companies Act 1985 that as at 9 August 2006 ABN Amro was interested in 21,628,378 Ordinary Shares of 5p each in the Company and that as at 11 August 2006 ABN Amro was interested in 0 (zero) Ordinary Shares of 5p each in the Company.

Kathryn Silverwood
Assistant Company Secretary
14 August 2006

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLILFILTVISLIR